UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      August 22, 2006

M. G. Kregg Lunsford
Cal Dive International, Inc.
400 N. Sam Houston Parkway E., Suite 1000
Houston, Texas 77060


      Re:	Cal Dive International, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed August 4, 2006
		File No. 333-134609

Dear Mr. Lunsford:

      We have reviewed your response letter dated August 4, 2006, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A -2 filed August 4, 2006

Exhibit 5.1

1. Ensure that you file the opinion, not just the draft of the opinion, prior to effectiveness.


2. We note that counsel has "assumed ... the legal capacity of each individual who signed" documents reviewed in connection with the preparation of the opinion. The legal capacity of these persons to sign the relevant document is a question of law, which conclusion is a necessary requirement of the legality opinion. Please obtain a new opinion that adequately addresses this issue.

Financial Statements - Acergy US Inc.

General

3. We have further considered the limited coverage of your financial presentation, along with your response to prior comment 5, addressing the periods for which activity related to assets sold by Acergy are reflected in the historical results. We have consulted with our Division Chief Accountant`s Office, and believe it will be necessary to also include, alongside the audited information, an interim statement of revenues and direct operating expenses for the quarterly period ended February 28, 2006.

Since the two vessels acquired in January and March 2006 were part of the same Acergy business acquisition agreement, which included the assets that you acquired as of November 1, 2005, we believe that you need to include financial information related to these two vessels.
Please also address the following points.

(a)	Modify your pro forma presentation on page 26, covering the
Six
Months Ended June 30, 2006, to add a column to present Acergy`s historical net revenues, cost of sales and gross profit (loss) for the interim quarter ended February 28, 2006. We would expect the adjustments column would reflect the elimination of Acergy`s results of operations for the month of December 2005, so that the combined pro forma amounts reflect the correct number of months. Similar revisions will be needed to other pages in the filing where pro forma data are presented.

(b)	Eliminate disclosure on page 25, and other applicable pages, which indicate that your pro forma financial data as of and for the six months ended June 30, 2006 do not include the results of operations related to two vessels prior to their acquisition from Acergy in January and March of 2006 because such results are immaterial. As the combined elements of the acquisition are significant, we are not able to accommodate partial compliance with
Rules 3-05 and 11-02(c)(2)(i) of Regulation S-X.

(c)	Remove the Statement of Assets Sold, since this does not
include
all of the assets being acquired from Acergy. Instead, please expand
Note 2 on page F-35 to discuss and present in tabular form, the balances of components of Acergy assets sold November 1, 2005, and in
January 2006 and March 2006. The audit and consent reference to the
Statement of Assets Sold would no longer be required.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3685 with any other questions.

      					Sincerely,



      					Tangela Richter
      Branch Chief

cc: 	L. Dang
	K. Hiller
	T. Richter
	C. Moncada-Terry

      VIA FACSIMILE
Arthur H. Rogers
Fulbright & Jaworski L.L.P.
713-651-2546

M. G. Kregg Lunsford
Cal Dive International, Inc.
August 22, 2006
page 4